Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of TC PipeLines GP, Inc., General Partner of TC PipeLines, LP:

We have audited the accompanying consolidated balance sheets of TC PipeLines GP, Inc, (a Delaware corporation) as of December 31, 2006 and 2005.  These consolidated balance sheets are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated balance sheets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheets referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

April 25, 2007

CONSOLIDATED BALANCE SHEETS

TC PipeLines GP, Inc.

December 31 (millions of dollars)	2006	2005
Assets
Current assets
Cash and short-term investments	4.3	2.6
Accounts receivables and other	2.5	—
Due from affiliate (Note 10)	6.0	4.5
	12.8	7.1
Investment in Northern Border Pipeline (Note 3)	561.2	274.5
Investment in Tuscarora (Note 4)	—	38.9
Plant, property and equipment (Note 5)	127.0	—
Goodwill (Note 6)	79.2	—
Other assets	3.9	—
	784.1	320.5
Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	3.3	1.1
Accrued interest	1.3	—
Due to affiliates (Note 10)	3.1	1.1
Current portion of long-term debt (Note 7)	4.7	13.5
	12.4	15.7
Long-term debt (Note 7)	463.4	—
Deferred income tax (Note 8)	18.6	16.4
	494.4	32.1
Non-controlling interests	266.3	263.1

Stockholder’s equity (Note 9)
Common stock ($0.01 par value per share; 1,000 shares authorized; 100 shares issued)	—	—
Additional paid-in capital	18.2	24.7
Retained earnings	4.9	0.5
Accumulated other comprehensive income	0.3	0.1
	23.4	25.3
	784.1	320.5
Commitments (Note 13)
Subsequent events (Note 14)

The accompanying notes are an integral part of these balance sheets.

NOTES TO CONSOLIDATED BALANCE SHEETS

Note 1    Organization

TC PipeLines GP, Inc. (the GP), a Delaware corporation, was formed by TransCanada PipeLines Limited in December 1998 to become the general partner of TC PipeLines, LP (the LP), a Delaware limited partnership. The GP and the LP are collectively referred to herein as the Company. On May 15, 2003, TransCanada PipeLines Limited became a wholly-owned subsidiary of TransCanada Corporation (collectively referred to herein as TransCanada). The GP is an indirect wholly-owned subsidiary of TransCanada.

The GP holds a two per cent general partner interest in the LP and also owns 2,035,106 common units, representing an effective 13.4 per cent limited partner interest in the LP at December 31, 2006. By virtue of the GP’s performance of all management and operating functions required by the LP pursuant to the Amended and Restated Agreement of Limited Partnership of TC PipeLines, LP (Partnership Agreement), the GP has control of the operating and financial policies of the LP.

The LP is a publicly traded partnership.  Common units of the LP are listed on the Nasdaq Global Market and are quoted for trading under the symbol “TCLP.” The LP owns a 50 per cent general partner interest in Northern Border Pipeline Company (Northern Border Pipeline) and owns or controls a 99 per cent interest in Tuscarora Gas Transmission Company (Tuscarora). Northern Border Pipeline owns a 1,249-mile interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 240-mile interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of Gas Transmission Northwest Corporation, to northern Nevada.

Note 2    Significant Accounting Policies

a)             Basis of Presentation and Use of Estimates

The accompanying consolidated balance sheets and related notes present the consolidated financial position of the Company as of December 31, 2006 and 2005. The preparation of consolidated balance sheets in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets. Although management believes these estimates are reasonable, actual results could differ from these estimates. Amounts are stated in United States dollars.

b)             Principles of Consolidation

The consolidated balance sheets include the accounts of the GP and the LP.  The GP controls the operations of the LP through its two per cent general partner interest.  All significant intercompany transactions and accounts have been eliminated on consolidation. The Company uses the equity method of accounting for its investment in Northern Border Pipeline, over which it is able to exercise significant influence. The Company accounted for its investment in Tuscarora using the equity method until December 19, 2006. On this date, the Company acquired an additional 49 per cent general partner interest in Tuscarora and as a result of acquiring a controlling interest in Tuscarora, began to consolidate Tuscarora’s operations.

c)              Cash and Short-Term Investments

The Company’s short-term investments with original maturities of three months or less are considered to be cash equivalents and are recorded at cost, which approximates market value.

d)             Plant, Property and Equipment

Plant, property and equipment relates solely to Tuscarora and is stated at original cost. Costs of migrating the land above and around the pipeline are capitalized to pipeline facilities and depreciated over the remaining life of the related pipeline facilities. Depreciation of pipeline facilities and compression equipment is provided on a straight-line composite basis over the estimated useful life of the pipeline of 30 years and of the compression equipment of 25 years. Equipment is depreciated on a straight-line basis over the estimated useful lives of the equipment which range from three to 30 years. Repair and maintenance costs are expensed as incurred. Costs that are considered a betterment are capitalized.

Long-lived assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of such assets exceed the fair value of the assets.

e)              Revenue Recognition

Transmission revenues are recognized in the period in which the service is provided.  When rate cases are pending final FERC approval, a portion of revenue collected is subject to possible refund.  As of December 31, 2006, the Partnership has not recognized any transmission revenue that is subject refund.

f)                Income Taxes

The Company follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (SFAS 109). Under SFAS 109, deferred income taxes are recorded based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities settled.

g)             Acquisitions and Goodwill

The Company accounts for business acquisitions using the purchase method of accounting and accordingly the assets and liabilities of the acquired entities are recorded at their estimated fair values at the date of acquisition.  The excess of the purchase price over the fair value of net assets acquired is attributed to goodwill. Goodwill is not amortized for accounting purposes but is amortized for tax purposes. Goodwill is re-evaluated on an annual basis for impairment.

h)             Derivative Financial Instruments and Hedging Activities

The Company utilizes derivative and other financial instruments to manage its exposure to changes in interest rates. Derivatives and other instruments must be designated and be effective to qualify for hedge accounting.  Derivatives are recorded at their fair value at each balance sheet date. For cash flow hedges, unrealized gains or losses relating to derivatives are recognized as other comprehensive income. In the event that a derivative does not meet the designation or effectiveness criteria, any unrealized gain or loss on the instrument is recognized immediately in earnings.

If a derivative that previously qualified as a hedge is settled, de-designated or ceases to be effective, the gain or loss at that date is deferred and recognized in the same period and in the same financial statement category as the corresponding hedged transactions. If a hedged anticipated transaction is no longer probable to occur, related gains or losses are immediately recognized in earnings and amounts previously recognized in other comprehensive income are reclassified to earnings prospectively. Costs associated with the purchase of certain hedging instruments are deferred and amortized against interest expense.

i)                Asset Retirement Obligation

SFAS No. 143, Accounting for Asset Retirement Obligations, provides accounting requirements for the recognition and measurement of liabilities associated with the retirement of tangible long-lived assets. Under the standard, these liabilities are recognized at fair value as incurred and capitalized as part of the cost of the related tangible long-lived assets. Accretion of the liabilities due to the passage of time is classified as an operating expense. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which a legal obligation exists under enacted laws, statutes, ordinances, or written or oral contracts, including obligations arising under the doctrine of promissory estoppel.

The plant, property and equipment of Tuscarora consists primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets based on management’s assessment that no legal obligation exists.

Note 3        Investment in Northern Border Pipeline

The LP owns a 50 per cent general partner interest in Northern Border Pipeline. The remaining 50 per cent partnership interest in Northern Border Pipeline is held by ONEOK Partners, LP (ONEOK), a publicly traded limited partnership. The Northern Border pipeline system is operated by ONEOK Partners GP, LLC, a wholly-owned subsidiary of ONEOK. Northern Border Pipeline is regulated by the Federal Energy Regulatory Commission (FERC).

On April 6, 2006, the LP acquired an additional 20 per cent general partner interest in Northern Border Pipeline. There were no undistributed earnings of Northern Border Pipeline for the years ended December 31, 2006 and 2005.

The following sets out summarized balance sheet information for Northern Border Pipeline as at December 31, 2006 and 2005:

Summarized Northern Border Pipeline Balance Sheet

December 31	2006	2005
(millions of dollars)
Assets
Cash and cash equivalents	11.0	22.0
Other current assets	35.5	45.7
Plant, property and equipment, net	1,475.7	1,516.1
Other assets	22.5	20.9
	1,544.7	1,604.7

Liabilities and Partners’ Equity
Current liabilities	47.7	56.0
Long-term debt, including current maturities and notes payable	619.8	628.9
Reserves and deferred credits	2.1	4.8
Partners’ equity
Partners’ capital	874.1	912.7
Accumulated other comprehensive income	1.0	2.3
	1,544.7	1,604.7

Note 4        Investment in Tuscarora Gas Transmission

On September 1, 2000, the LP acquired its initial 49 per cent interest in Tuscarora from a subsidiary of TransCanada. Tuscarora is regulated by the FERC.

On December 19, 2006, the LP acquired an additional 49 per cent general partner interest in Tuscarora. At December 31, 2006, the LP owns a 98 per cent general partner interest in Tuscarora. The remaining general partner interests in Tuscarora are held one per cent by Sierra Pacific Resources and one per cent by TransCanada. There were no undistributed earnings of Tuscarora for the years ended December 31, 2006 and 2005.

Note 5    Plant, Property and Equipment

		Accumulated	Net Book
December 31, 2006	Cost	Depreciation	Value
(millions of dollars)
Tuscarora
Pipeline facilities	160.1	51.9	108.2
Compression equipment	20.9	3.5	17.4
Construction work in progress	1.3	—	1.3
Plant held for future use	0.1	—	0.1
	182.4	55.4	127.0

Note 6    Acquisitions

Northern Border Pipeline

On April 6, 2006, the LP acquired an additional 20 per cent general partnership interest in Northern Border Pipeline for approximately $297 million plus a $10 million transaction fee payable to a subsidiary of TransCanada, bringing the LP’s total interest to 50 per cent. Through the acquisition, the LP indirectly assumed approximately $120 million of debt. The Partnership funded the transaction through a Bridge Loan Credit Facility. In connection with this transaction, a subsidiary of TransCanada will become the operator of Northern Border Pipeline in April 2007.

The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated using an estimate of fair value of the net assets at the date of acquisition. The difference between the purchase price and the fair value of net assets of $114 million, being goodwill, was recorded as part of the LP’s investment in Northern Border Pipeline. The $10 million transaction fee payable to a subsidiary of TransCanada, who will become the operator of Northern Border Pipeline in April 2007, has been recorded as part of the LP’s investment in Northern Border Pipeline and is being amortized over the term of the related operating agreement.

Tuscarora

On December 19, 2006, the LP acquired an additional 49 per cent general partnership interest in Tuscarora for $99.9 million, subject to closing adjustments. Through the acquisition the LP indirectly assumed $37.5 million of Tuscarora debt. The Partnership funded the transaction through the Senior Credit Facility. In connection with this transaction, a subsidiary of TransCanada became the operator of Tuscarora.

The acquisition was accounted for using the purchase method of accounting.  The purchase price was allocated as follows using an estimate of fair value of the assets acquired and liabilities assumed at the date of acquisition:

Acquisition of
additional 49%
Purchase Price Allocation	interest
(millions of dollars)
Current assets	4.7
Plant, property and equipment	56.6
Other non-current assets	0.7
Goodwill	79.2
Current liabilities	(2.6)
Long-term debt	(37.5)
Non-controlling interests	(1.2)
99.9

Tuscarora’s business is subject to rate regulation based on historical costs which do not change with market conditions or change of ownership. Accordingly, upon acquisition, the assets and liabilities of Tuscarora were determined to have a fair value equal to the rate regulated historical costs. No intangibles other than goodwill were identified in the acquisition.

Note 7    Credit Facilities and Long-Term Debt

	2006	2005
(millions of dollars)
Senior Credit Facility	397.0	—
Series A Senior Notes	57.9	—
Series B Senior Notes	6.0	—
Series C Senior Notes	7.2	—
Revolving Credit Facility	—	13.5
Total	468.1	13.5

On February 28, 2006, the LP renewed a $20.0 million, previously $30.0 million, unsecured credit facility (Revolving Credit Facility). Loans under the Revolving Credit Facility bore interest, at the option of the LP, at a one-, two-, three-, or six-month London interbank offered rate (LIBOR) plus 0.75 per cent or 1.00 per cent if total debt was less than 15 per cent of capitalization, or greater than or equal to 15 per cent of capitalization, respectively, or at a floating rate based on the higher of the federal funds effective rate plus 0.5 per cent and the prime rate. In 2005, the LP repaid $16.5 million on the Revolving Credit Facility and had $13.5 million outstanding at December 31, 2005. In 2006, the LP repaid the Revolving Credit Facility in full and it was terminated. The interest rate on the Revolving Credit Facility averaged 5.60 per cent and 4.40 per cent for the years ended December 31, 2006 and 2005, respectively, and at December 31, 2005 the interest rate was 5.62 per cent.

On March 31, 2006, the LP entered into an unsecured credit agreement for a $310 million credit facility (Bridge Loan Credit Facility) with a banking syndicate. Borrowings under the Bridge Loan Credit Facility bore interest, at the option of the LP, at the LIBOR or the base rate plus an applicable margin. On April 5, 2006, the LP borrowed $307 million under the Bridge Loan Credit Facility to finance the purchase price and a $10 million transaction fee payable in connection with the acquisition of an additional 20 per cent general partnership interest in Northern Border Pipeline. The remaining $3 million commitment under the Bridge Loan Credit Facility was terminated. On December 12, 2006, the Bridge Loan Credit Facility was refinanced through a $297 million draw on a $410 million credit agreement (Senior Credit Facility) with a banking syndicate and the use of $10 million cash on hand. The interest rate on the Bridge Loan Credit Facility averaged 6.29 per cent for the year ended December 31, 2006.

On December 12, 2006, the LP entered into a credit agreement for the Senior Credit Facility. On December 19, 2006, the LP borrowed an additional $100 million under the Senior Credit Facility to finance the purchase price of an additional 49 per cent general partner interest in Tuscarora. The Senior Credit Facility matures on December 12, 2011, at which time all amounts outstanding will be due and payable. Amounts borrowed may be repaid in part or in full prior to that time without penalty. Borrowings under the Senior Credit Facility will bear interest based, at the LP’s election, on the LIBOR or the prime rate plus, in either case, an applicable margin. There was $397 million outstanding under the Senior Credit Facility at December 31, 2006. The interest rate on the Senior Credit Facility averaged 6.16 per cent for the year ended December 31, 2006 and at December 31, 2006, the interest rate was 6.07 per cent. At December 31, 2006, the Partnership was in compliance with its financial covenants.

On December 21, 1995, Tuscarora issued $91.7 million of 7.13 per cent senior secured notes, which require principal and interest payments over 15 years and mature on December 21, 2010 (Series A). On December 21, 2000, Tuscarora issued $8.0 million of 7.99 per cent senior secured notes, which require principal and interest payments over ten years and mature on December 21, 2010 (Series B). On March 15, 2002, Tuscarora issued $10.0 million of 6.89 per cent senior secured notes, which require principal and interest payments over ten years and mature on December 21, 2012 (Series C). The Series A, Series B and Series C notes (collectively, the Notes) have a final payment at maturity of $46.7 million, $4.1 million and $2.7 million, respectively. The Notes are secured by Tuscarora’s transportation contracts, supporting agreements and substantially all of Tuscarora’s property. The credit agreement for the Notes contains certain provisions that include, among other items, limitations on additional indebtedness and distributions to partners.

Annual maturities of the Senior Credit Facility and the Notes are summarized as follows (millions of dollars):

2007	4.7
2008	4.6
2009	4.4
2010	53.5
2011	397.8
Thereafter	3.1
468.1

Note 8    Income Taxes

Deferred income tax liabilities of $18.6 million for 2006 (2005 - $16.4 million) arise from the Company’s investments having higher book basis than tax basis.

Note 9    Stockholder’s Equity

A wholly-owned subsidiary of TransCanada holds 100 common shares representing 100 per cent of the issued common stock of the Company.  On July 21, 2006 the Company declared a distribution of $6.5 million in the form of a return of capital to a wholly-owned subsidiary of TransCanada.

Note 10  Related Party Transactions

The Company does not have any employees. Management is provided by TransCanada. TransCanada does not receive a fee or other compensation for its management of the Company. The Company reimburses TransCanada for all costs, including the costs of employee, officer and director compensation and benefits, and all other expenses necessary to the conduct of the Company’s business. Total costs reimbursed were $1.2 million for the year ended December 31, 2006 (2005 - $1.1 million).

On April 6, 2006 the LP acquired an additional 20 per cent general partnership interest in Northern Border Pipeline. As part of this transaction, the LP paid a $10 million transaction fee to a subsidiary of TransCanada, who will become the operator of Northern Border Pipeline in April 2007. The fee has been recorded as part of the investment in Northern Border Pipeline and is being amortized over the term of the related operating agreement.

As at December 31, 2006 and 2005, $0.5 million was owed to TransCan Northern Ltd., a wholly-owned subsidiary of TransCanada. As at December 31, 2006 $2.3 million was owed to TransCanada PipeLines USA Ltd. (TCPL USA), a wholly-owned subsidiary of TransCanada (2005 - $0.6 million).

As at December 31, 2006 $6.0 million was owed to the Company by TCPL USA under a credit facility agreement (2005 - $4.5 million). The advance bears interest at the U.S. prime rate. Amounts advanced may be repaid, in part or in full, with one business day notice.

Note 11  Capital Requirements

The LP contributed $3.1 million during 2006, representing its then 30 per cent share of a $10.3 million cash call issued by Northern Border Pipeline.  The funds were used by Northern Border Pipeline to fund an expansion project.

Note 12  Financial Instruments

The carrying value of cash and short-term investments, accounts receivable and other, due from affiliate, accounts payable and accrued interest approximate their fair values because of the short maturity or duration of these instruments, or because the instruments carry a variable rate of interest or a rate that approximates current rates. The fair value of the LP’s long-term debt is estimated by discounting the future cash flows of each instrument at current borrowing rates.

The estimated fair values of the LP’s long-term debt as of December 31, 2006 are as follows:

	Carrying Value	Fair Value
(millions of dollars)
Senior Credit Facility	397.0	397.0
Series A Senior Notes	57.9	60.9
Series B Senior Notes	6.0	6.4
Series C Senior Notes	7.2	7.5
Total	468.1	471.8

The Partnership’s short-term and long-term debt results in exposures to changing interest rates. The Partnership uses derivatives to assist in managing its exposure to interest rate risk.

At December 31, 2006, the fair value of the interest rate swaps accounted for as hedges was $1.6 million. The fair value of interest rate derivatives has been calculated using year-end market rates. The notional amount hedged was $200 million. The interest rate swaps are structured such that the cash flows match those of the Senior Credit Facility from March 12, 2007 to December 12, 2011.

Note 13  Commitments

At December 31, 2006, Tuscarora is party to a contract with a third party for maintenance services on certain components of pipeline equipment. The contract requires payments of approximately $0.7 million in 2007.  In 2006, Tuscarora paid $0.8 million under this contract.

Note 14  Subsequent Events

On February 22, 2007, the LP acquired a 46.45 per cent interest in Great Lakes from El Paso Corporation.  The total purchase price was $942 million, subject to certain closing adjustments, and included the indirect assumption of approximately $209 million of debt. The acquisition was partially financed through a private placement of 17,356,086 common units at $34.57 per common unit for gross proceeds of $600 million which closed concurrently with the acquisition. TransCan Northern Ltd. purchased 8,678,045 of the 17,356,086 common units issued for gross proceeds of $300 million. The LP funded the balance of the total consideration with a draw on its senior credit facility, which was amended and restated in connection with the acquisition. The amount available under the senior credit facility increased from $410 million to $950 million, consisting of a $700 million senior term loan and a $250 million senior revolving credit facility, with $194 million of the senior term loan available being terminated upon closing of the acquisition. In addition, the GP maintained its two per cent general partner interest in the LP by contributing $12.6 million to the LP in connection with the private equity placement.

TransCanada, which previously held a 50 per cent interest in Great Lakes, acquired the remaining 3.55 per cent interest simultaneously with the LP’s acquisition of its interest. A wholly-owned subsidiary of TransCanada also became the operator of Great Lakes. The LP used the equity method of accounting for its interest in Great Lakes at the date of acquisition.

On April 9, 2007, Northern Border Pipeline informed the LP that a contribution of $7.5 million is payable on April 30, 2007, representing the LP’s 50 per cent share of a $15 million cash call issued by Northern Border Pipeline.  The funds will be used by Northern Border Pipeline to refinance senior notes due May 1, 2007.